# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ASBURY AUTOMOTIVE GROUP INC, CIK 0001144980
CUSIP: 043436104
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 2905 PREMIERE PARKWAY NW, SUITE 300, DULUTH, Georgia (GA), 30097
Date of event which requires filing of this statement: 06/20/2025
Amends the filing with accession number 0000902664-21-003442
Filed by CIK 0001786767
Persons authorized to receive notices and communications: CHRISTIAN ASMAR, IMPACTIVE CAPITAL LP, 450 West 14th Street, 12th Floor, New York, New York (NY), 10014, 212-218-8810; LAUREN TAYLOR WOLFE, IMPACTIVE CAPITAL LP, 450 West 14th Street, 12th Floor, New York, New York (NY), 10014, 212-218-8810; ANDREW FREEDMAN, ESQ., OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Impactive Capital LP (CIK 0001786767): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,247,027; sole dispositive power 0; shared dispositive power 1,247,027; aggregate amount beneficially owned 1,247,027 (6.3% of the class)
- Impactive Capital LLC (CIK 0001786731): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,247,027; sole dispositive power 0; shared dispositive power 1,247,027; aggregate amount beneficially owned 1,247,027 (6.3% of the class)
- Wolfe Lauren Taylor (CIK 0001699118): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,247,027; sole dispositive power 0; shared dispositive power 1,247,027; aggregate amount beneficially owned 1,247,027 (6.3% of the class)
- Asmar Christian (CIK 0001787532): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,247,027; sole dispositive power 0; shared dispositive power 1,247,027; aggregate amount beneficially owned 1,247,027 (6.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value per share
Name of issuer: ASBURY AUTOMOTIVE GROUP INC
Address of issuer's principal executive offices: 2905 PREMIERE PARKWAY NW, SUITE 300, DULUTH, Georgia (GA), 30097

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated as follows:

The 1,247,027 Shares beneficially owned by the Impactive Funds were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 1,247,027 Shares beneficially owned by the Impactive Funds is approximately $163,369,339, including brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

The sales of the securities reported herein were undertaken for the purposes of effectuating a portfolio rebalancing and are not an indication of the Reporting Persons' view on the future prospects of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 19,659,160 Shares outstanding as of April 28, 2025, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on April 30, 2025.

A. Impactive Capital
As of the date hereof, Impactive Capital beneficially owned 1,247,027 Shares held by the Impactive Funds.

Percentage: Approximately 6.3%

B. Impactive Capital GP
As the general partner of Impactive Capital, Impactive Capital GP may be deemed to beneficially own the 1,247,027 Shares held by the Impactive Funds.

Percentage: Approximately 6.3%

C. Ms. Taylor Wolfe and Mr. Asmar
Each of Ms. Taylor Wolfe and Mr. Asmar, as Managing Members of Impactive Capital GP, may be deemed to beneficially own the 1,247,027 Shares held by the Impactive Funds.

Percentage: Approximately 6.3%
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated as follows:

A. Impactive Capital
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,247,027
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,247,027

B. Impactive Capital GP
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,247,027
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,247,027

C. Ms. Taylor Wolfe and Mr. Asmar
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,247,027
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,247,027
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated as follows:

A. Impactive Capital
The transactions in the Shares by Impactive Capital through the Impactive Funds during the past sixty days are set forth in Exhibit 1 and are incorporated herein by reference.

B. Impactive Capital GP
Impactive Capital GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Impactive Capital through the Impactive Funds during the past sixty days are set forth in Exhibit 1 and are incorporated herein by reference.

C. Ms. Taylor Wolfe and Mr. Asmar
Each of Ms. Taylor Wolfe and Mr. Asmar have not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Impactive Capital through the Impactive Funds during the past sixty days are set forth in Exhibit 1 and are incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

1 - Transactions in Securities

## Signatures
- Impactive Capital LP: /s/ Lauren Taylor Wolfe, Lauren Taylor Wolfe, Managing Member of Impactive Capital LLC, its General Partner (06/24/2025)
- Impactive Capital LLC: /s/ Lauren Taylor Wolfe, Lauren Taylor Wolfe, Managing Member (06/24/2025)
- Wolfe Lauren Taylor: /s/ Lauren Taylor Wolfe, Lauren Taylor Wolfe (06/24/2025)
- Asmar Christian: /s/ Christian Asmar, Christian Asmar (06/24/2025)